Form 40-F
period 2018-12-31
Hydro One Ltd
filed 2019-03-28
CIK 1712356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number 333-225519-01
Hydro One Limited
(Exact name of Registrant as specified in its charter)

Ontario, Canada	4911	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
483 Bay Street
South Tower, 8th Floor
Toronto, Ontario M5G 2P5
Canada
(416) 345-1366
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty St., New York, NY 10005
(212) 894-8940
(Name, address, (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act: Not applicable
Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of Class: Debt Securities
Information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018:
595,938,975 Common Shares outstanding
16,720,000 Series 1 Preferred Shares
(Nil) Series 2 Preferred Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☒ Yes	☐ No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the United States Securities and Exchange Commission’s (the “Commission”) rules and forms.
At the direction of the Registrant’s Acting Chief Executive Officer and Acting Chief Financial Officer, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Registrant’s disclosure controls and procedures were effective as at December 31, 2018.
See the disclosure provided under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting” on page 41 of Exhibit 99.3, the Registrant’s Amended Management’s Discussion and Analysis (the “Amended MD&A”) which is incorporated by reference herein.
Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual Amended MD&A. Management evaluated the effectiveness of the design and operation of internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Registrant's internal control over financial reporting was effective as of December 31, 2018.
Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.
This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.
The report of management on our internal control over financial reporting is provided under the heading “Management’s Report” in the Registrant’s audited amended consolidated financial statements, which is filed as Exhibit 99.2 and is incorporated by reference herein.
Changes in Internal Control Over Financial Reporting
There were no significant changes in the design of the Registrant’s internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the operation of the Registrant’s internal control over financial reporting.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act (the “Audit Committee”). The Audit Committee comprises William Sheffield (Chair), Anne Giardini, David Hay, Jessica McDonald and Russel Robertson. The board of directors of the Registrant has determined that each member of the Audit Committee is “independent” as defined in the Exchange Act and the New York Stock Exchange’s listing standards. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Registrant’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Registrant has determined that it has two audit committee financial experts serving on its audit committee. Russel Robertson and David Hay have each been designated as an audit committee financial expert and are each independent, as such term is defined in the New York Stock Exchange’s listing standards. The Commission has indicated that the designation or identification of an audit committee financial expert does not deem an “expert” for any purpose, impose any duties, obligations or liability on such expert that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The charter of the Audit Committee requires that the Audit Committee review and approve all policies and procedures for the pre-approval of services to be rendered by external auditors. All permissible non-audit services to be provided to the Registrant or any of its affiliates by external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Audit Committee, are subject to pre-approval by the Audit Committee. During the fiscal year ended December 31, 2018, the waiver of pre-approval provisions set forth in the applicable rules of the Commission were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees billed by KPMG LLP to Hydro One Limited and its subsidiaries in 2018 and 2017 for professional services are presented below (in Canadian dollars):

	Year ended December 31, 2018	Year ended December 31, 2017
Audit Fees(1)	$1,911,815	$1,559,514
Audit-Related Fees(2)	$485,608	$1,171,700
Tax Fees(3):
Tax Compliance and SR&ED Tax Credit Claim	$57,500	$161,000
General Tax Advice	-	$100,000
Tax advice on Avista acquisition	$58,000	$311,300
Hydro One Pension Fund Tax Service	$35,000	-
Total	$2,547,923	$3,303,514
Notes:

(1)	The nature of the services rendered was: audit of annual financial statements of the Registrant and its subsidiaries, statutory and regulatory filings including IFRS reporting to the Province.

(2)
The nature of the services rendered was: due diligence related to the Avista acquisition, translations, audit of the Hydro One Pension Plan, and related services reasonably related to the performance of the audit or review of the Registrant’s financial statements that are not reported under Audit Fees.

(3)
The nature of the services rendered was: procedures in connection with a scientific research, experimental development (“SR&ED”) investment tax credit claim, tax compliance services for Hydro One’s Pension Funds, general tax advice and tax advice on the acquisition of Avista Corporation.

CODE OF ETHICS
The Registrant has adopted a Code of Business Conduct (the “Code”) that applies to all directors, officers and employees of the Registrant, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions. A copy of the Code has been posted on the Registrant’s website at https://www.hydroone.com/about/corporate-information/governance and has also been filed as Exhibit 99.9 hereto. A copy of the Code is available in print to any person, without charge, upon written request to Investor Relations at the executive office address of the Registrant shown above.
OFF BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Other Obligations-Off Balance Sheet Arrangements” on page 12 of Exhibit 99.3, the Amended MD&A, is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The tabular disclosure provided under the heading “Other Obligations-Summary of Contractual Obligations and Other Commercial Commitments” on page 13 of Exhibit 99.3, the Amended MD&A, is incorporated by reference herein.
INTERACTIVE DATA FILE
Concurrent with this filing, the Registrant has submitted to the Commission and posted on its corporate website an Interactive Data File.
MINE SAFETY DISCLOSURE
Not applicable.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Undertaking
Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.
Consent to Service of Process
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
DATED this 28 day of March, 2019.

HYDRO ONE LIMITED

By:	/s/ Paul Dobson
Name: Paul Dobson
Title: Acting President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	2018 Annual Information Form dated March 27, 2019 for the fiscal year ended December 31, 2018.

99.2	Amended Consolidated Financial Statements as at December 31, 2018 and December 31, 2017 and for the years then ended, and the accompanying auditors’ report.

99.3	Amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2018.

99.4	Consent of KPMG LLP.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	Code of Business Conduct of Hydro One Limited

101	Interactive Data File.