Form 40-F
period 2020-12-31
Hydro One Ltd
filed 2021-02-25
CIK 1712356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number 333-225519-01

Hydro One Limited
(Exact name of Registrant as specified in its charter)

Ontario, Canada	4911	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:
597,611,787 Common Shares outstanding
(Nil) Series 1 Preferred Shares
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
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

CONTROLS AND PROCEDURES
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
At the direction of Hydro One Limited’s (the “Registrant”) Chief Executive Officer and Chief Financial Officer, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Registrant’s disclosure controls and procedures were effective as at December 31, 2020.
See the disclosure provided under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting” on pages 36 – 37 of Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis (the “MD&A”) which is incorporated by reference herein.
Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Registrant's internal control over financial reporting was effective as of December 31, 2020.
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
Changes in Internal Control Over Financial Reporting
There were no significant changes in the design of the Registrant’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the operation of the Registrant’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act (the “Audit Committee”). The Audit Committee comprises Russel Robertson (Chair), David Hay, Cherie Brant, Melissa Sonberg and William Sheffield. The board of directors of the Registrant has determined that each member of the Audit Committee is “independent” as defined in the Exchange Act and the New York Stock Exchange’s listing standards applicable to the Registrant. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Registrant’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Registrant has determined that it has two audit committee financial experts serving on its audit committee. Russel Robertson, William Sheffield and David Hay have each been designated as an audit committee financial expert and are each independent, as such term is defined in the New York Stock Exchange’s listing standards applicable to the Registrant. The Commission has indicated that the designation or identification of an audit committee financial expert does not deem an “expert” for any purpose, impose any duties, obligations or liability on such expert that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The charter of the Audit Committee requires that the Audit Committee review and approve all policies and procedures for the pre-approval of services to be rendered by external auditors. All permissible non-audit services to be provided to the Registrant or any of its affiliates by external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Audit Committee, are subject to pre-approval by the Audit Committee. During the fiscal year ended December 31, 2020, the waiver of pre-approval provisions set forth in the applicable rules of the Commission was not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees billed by KPMG LLP to Hydro One Limited and its subsidiaries in 2020 and 2019 for professional services are presented below (in Canadian dollars):

	Year ended December 31, 2020(4)	Year ended December 31, 2019
Audit Fees(1)	$2,218,510	$1,782,600
Audit-Related Fees(2)	$338,965	$336,400
Tax Fees(3)	$15,750	$41,762
Total	$2,573,225	$2,160,762
Notes:
(1)    The nature of the services rendered was: audit of annual financial statements of the Registrant and its subsidiaries, statutory and regulatory filings including IFRS reporting to the Province of Ontario and services related to securities offerings.
(2)    The nature of services rendered was: translations, audit of the Hydro One Pension Plans, and related services reasonably related to the performance of the audit or review of the Registrant’s financial statements that are not reported under Audit Fees.
(3)    The nature of services rendered was: general tax advice in 2020, and procedures in connection with scientific research and experimental development investment tax credit claim, and general tax advice in 2019.
(4)    2020 amounts presented are inclusive of Technology and Support Charge.

CODE OF ETHICS
The Registrant has adopted a Code of Business Conduct (the “Code”) that applies to all directors, officers and employees of the Registrant, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions. A copy of the Code has been posted on the Registrant’s website at https://www.hydroone.com/about/corporate-information/governance. A copy of the Code is available in print to any person, without charge, upon written request to Investor Relations at the executive office address of the Registrant shown above.
OFF BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Other Obligations-Off-Balance Sheet Arrangements” on page 13 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The tabular disclosure provided under the heading “Other Obligations-Summary of Contractual Obligations and Other Commercial Commitments” on page 14 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
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
DATED this 25th day of February, 2021.

HYDRO ONE LIMITED

By:	/s/ Mark Poweska
Name: Mark Poweska
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	2020 Annual Information Form dated February 25, 2021 for the fiscal year ended December 31, 2020.

99.2	Consolidated Financial Statements as at December 31, 2020 and December 31, 2019 and for the years then ended, and the accompanying auditors’ report.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020.

99.4	Consent of KPMG LLP.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).