Form 40-F
period 2021-12-31
Hydro One Ltd
filed 2022-02-25
CIK 1712356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number 333-225519-01

Hydro One Limited
(Exact name of Registrant as specified in its charter)

Ontario, Canada	4911	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:
598,217,549 Common Shares outstanding
0 (Nil) Series 1 Preferred Shares
0 (Nil) Series 2 Preferred Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒	Yes	☐	No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

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
At the direction of Hydro One Limited’s (the “Registrant”) Chief Executive Officer and Chief Financial Officer, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Registrant’s disclosure controls and procedures were effective as at December 31, 2021.
See the disclosure provided under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting” on page 36 of Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis (the “MD&A”) which is incorporated by reference herein.
Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the MD&A. Management evaluated the effectiveness of the design and operation of internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Registrant's internal control over financial reporting was effective as of December 31, 2021.
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
Changes in Internal Control Over Financial Reporting
There were no significant changes in the design of the Registrant’s internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the operation of the Registrant’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act (the “Audit Committee”). The Audit Committee comprises Russel Robertson (Chair), Blair Cowper-Smith, Jessica McDonald, Stacey Mowbray, and Melissa Sonberg. The board of directors of the Registrant has determined that each member of the Audit Committee is “independent” as defined in the Exchange Act and the New York Stock Exchange’s listing standards applicable to the Registrant. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Registrant’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Registrant has determined that it has at least one audit committee financial expert serving on its audit committee. Russel Robertson and Stacey Mowbray have each been designated as an audit committee financial expert and are each independent, as such term is defined in the New York Stock Exchange’s listing standards applicable to the Registrant. The Commission has indicated that the designation or identification of an audit committee financial expert does not deem that audit committee financial expert an “expert” for any purpose, impose any duties, obligations or liability on such audit committee financial expert that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The charter of the Audit Committee requires that the Audit Committee review and approve all policies and procedures for the pre-approval of services to be rendered by external auditors. All permissible non-audit services to be provided to the Registrant or any of its affiliates by external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Audit Committee, are subject to pre-approval by the Audit Committee. During the fiscal year ended December 31, 2021, the waiver of pre-approval provisions set forth in the applicable rules of the Commission was not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees billed by KPMG LLP to Hydro One Limited and its subsidiaries in 2021 and 2020 for professional services are presented below (in Canadian dollars):

	Year ended December 31, 2021	Year ended December 31, 2020
Audit Fees(1)	$1,966,777	$2,218,510
Audit-Related Fees(2)	$354,232	$338,965
Tax Fees(3)	$21,351	$15,750
Total	$2,342,360	$2,573,225
Notes:
(1)    The nature of the services rendered were: audit of annual financial statements of the Registrant and its subsidiaries, statutory and regulatory filings including reporting to the Province and services related to securities offerings.
(2)    The nature of services rendered were: translations, audit of the Hydro One Pension Plans, and services reasonably related to the performance of the audit or review of the Registrant’s financial statements that are not reported under Audit Fees.
(3)    The nature of services rendered was general tax advice.

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
OFF BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Other Obligations-Off-Balance Sheet Arrangements” on page 14 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The tabular disclosure provided under the heading “Other Obligations-Summary of Contractual Obligations and Other Commercial Commitments” on page 15 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
INTERACTIVE DATA FILE
Concurrent with this filing, the Registrant has submitted to the Commission and posted on its corporate website an Interactive Data File.
MINE SAFETY DISCLOSURE
Not applicable.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.
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
DATED this 25th day of February, 2022.

HYDRO ONE LIMITED

By:	/s/ Mark Poweska
Name: Mark Poweska
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	2021 Annual Information Form dated February 25, 2022 for the fiscal year ended December 31, 2021.

99.2	Consolidated Financial Statements as at December 31, 2021 and December 31, 2020 and for the years then ended, and the accompanying auditors’ report.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021.

99.4	Consent of KPMG LLP (KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85).

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File (formatted as Inline XBRL).

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).